Mail Stop 6010

      May 31, 2005

Via Facsimile and U.S. Mail

Mr. John A. Williams
Chief Executive Officer
Physiometrix Inc.
Five Billerica Park
101 Billerica Avenue
N. Billerica, MA  01862


	Re:	Physiometrix Inc.
		Form 10-K for the fiscal year ended December 31, 2004
Filed March 31, 2005
		File No. 0-27956


Dear Mr. Williams:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7.  Management`s Discussion and Analysis, page 25

Results of Operations, page 29

1. Reference is made to your negative gross margin for the years ended 2000 to 2004 as illustrated on page 25. We note that since the third quarter of 2000, substantially all of your sales were to Baxter
Healthcare Corporation (Baxter) under a distribution agreement. It appears from your MD&A, you have been recording significant write-downs on your inventory of PSA 4000 units. On page 28, you state that of the 350 PSA 4000 units on hand, 310 units were fully reserved. In this regard, tell us and disclose in MD&A in future filings the amount of inventory write-downs you have recorded in cost of goods sold for each year in the period 2002 through 2004. It appears from your MD&A discussion, you are selling products to Baxter at a negative profit margin. Tell us and expand in great detail in MD&A in future filings, to specifically state the reasons for the negative gross profit margin and whether management believes such trend will continue. Refer to Item 303 of Regulation S-K and Chapter
4 of ARB 43.

Note 2.  Summary of Significant Accounting Policies, page F-7

Revenue recognition, page F-7
2. Your accounting policy for revenue recognition states that revenue for products sales is recognized upon shipment. We note that you sell substantially all of your products through an exclusive distributor agreement with Baxter. In this regard, revise this note in future filings to specifically state that product sales are made to a distributor under an exclusive agreement and disclose what types of post shipment obligations or acceptance provisions you may have and how you account for such obligations when they exist. Expand note 11 to disclose in great detail the significant terms (ie. responsibilities of Baxter of marketing, sale and distribution of product, minimum purchase commitments, purchases at specified agreed upon prices, etc.) of the distributor agreement.

Impairment of Long-lived Assets, page F-10

3. You state that long-lived assets are measured at the lower of carrying amount or fair value less costs to sell. This policy implies that your long-lived assets are classified as held for sale.
Revise in future filings to disclose when long-lived assets are reviewed for impairment and how you determine if impairment of long-lived assets exists. Refer to paragraphs 7-9 of SFAS 144.



For the Quarterly Period Ended March 31, 2005

Financial Statements

Note 6.  Subsequent Events, page 9

4. We note on May 3, 2005 you entered into an amendment to your distributor agreement with Baxter which provided for revised termination provisions, revised product pricing and repurchased provisions of the PSA 4000 and PSArrays. Tell us and in future filings expand in great detail to disclose in the footnotes to the financial statements and MD&A the revised terms (such as revised termination provisions, revised product pricing and repurchased provisions) of the distribution agreement. Your response should include your proposed disclosure of the amended distribution agreement with Baxter.

5. In light of the fact that you entered into a revised distributor agreement with Baxter that provides for the repurchase by you, at your option on specific dates, of all PSA 4000 and PSArrays in Baxter`s inventory, tell us and disclose in future filings how you considered the impact of such repurchase option on your current revenue recognition policy. Refer to Question 2 of SAB Topic 13. Confirm to us that a similar arrangement with a repurchase feature was not previously in place.

Management Discussion and Analysis, page 10

Overview, page 11

6. You state that the amended agreement with Baxter extends through
2007, unless earlier terminated. It appears from a copy of the amendment as filed with your Form 8-K on May 10, 2005, that Baxter could possibly continue to sell only PSArrays to its customers until
December 31, 2007. Please revise in future filings to disclose in great detail the significant terms of the amendment and responsibilities for product sales by Baxter as outlined in paragraph
2 of Amendment D.

7. Tell us and disclose in future filings the specific reasons why management believes the introduction of the PSA 5000 will not result in the obsolescence of the PSA 4000.

Three Months Ended March 31, 2005 and March 31, 2004, page 14

8. Reference is made to your negative gross margin for the three months ended March 31, 2005 and 2004. It appears from your MD&A, you have recorded significant write-downs on your inventory of PSA
4000
units during the periods being compared. In this regard, tell us and disclose in MD&A in future filings the amount of inventory write-downs you have recorded in cost of goods sold for the periods being compared. Tell us and expand in future filings, to specifically state the reasons for the negative gross profit margin and whether management believes such trend will continue.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Burton, Staff Accountant, at (202)
551-
3626 or me at (202) 551-3327 if you have questions regarding these comments.


							Sincerely,


							Michele Golhke
							Branch Chief
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John A. Williams
Physiometrix Inc.
May 31, 2005
Page 4